Suite 1204- 120 Adelaide St. W Toronto, Ontario M5H 1T1 www.adiraenergy.com t. 416.361.2211 f.416.361.6455 TSX.V: ADL

News Release

ADIRA ENERGY PROVIDES PRIVATE PLACEMENT AND CORPORATE UPDATE

TORONTO, September 11, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADEND) (FRANKFURT: 0AM). Adira Energy Ltd. (“Adira” or the “Company”) today announces that Pelagic Investments Ltd. (“PI”) has breached the subscription agreement (the “Subscription Agreement”) between PI and the Company by failing to submit the subscription funds to Adira. As a result, the US$5 million private placement (the “Offering”), as previously announced on July 3, 2013, has been terminated. The Company has fulfilled all of the conditions of the Offering, but notwithstanding various undertakings by PI and its principal, Prentis B. Tomlinson Jr., as well as numerous demands by Adira for the fulfillment of the payment obligations, PI has not satisfied such obligations. The Company now intends to vigorously pursue legal action against PI and Mr. Tomlinson Jr.

The Company further announces that due to PI’s breach of the Subscription Agreement, it was unable to meet its obligations under the settlement agreement amongst the Company, Modi’in Energy Ltd. (“Modi’in”) and Brownstone Energy Inc., as previously announced on July 1, 2013. Adira may, at the request of Modi’in, be required to relinquish its interest in the Gabriella License. To date, such request has not been made. The Company’s interests in the Yitzchak and Samuel Licenses are not affected by the settlement agreement.

The Company further announces that it is arranging a non-brokered private placement of up to CAD$1 million comprised of up to 20,000,000 units (the “Units”) at a price of $0.05 per Unit (the “Private Placement”). The Company has received conditional commitments from certain subscribers for an aggregate of $250,000. Each Unit will consist of one common share and one common share purchase warrant exercisable at $0.10 for 24 months from the date of closing of the Private Placement. The securities issued under the Private Placement will be subject to a 4 month hold period. The net proceeds will be used for working capital purposes.

Closing of the Private Placement is expected to occur on or around September 30, 2013. In connection with the Private Placement, Adira may pay a finder's fee consisting of cash and/or compensation units on terms to be agreed upon on an individual basis. Completion of the Private Placement is subject to the receipt of all required regulatory approvals, including acceptance by the TSX Venture Exchange.

Adira further announces that in light of the termination of the Offering, the Corporation has made additional corporate expense cuts. Also, Mr. Jeffrey E. Walter has stepped down as Chief Executive Officer, effective immediately, to pursue other projects. The Board thanks Mr. Walter for his contributions to Adira.

The securities referred to in connection with the Private Placement have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Update on Regional Activity

Shemen Oil and Gas Resources Ltd. (SMOG:TASE), a Tel Aviv Stock Exchange listed oil and gas exploration company, holding 78% of the Shemen license, offshore Israel, made an announcement on September 8, 2013, that its Operator, Caspian Drilling Company Ltd., reported indications of oil at the offshore Yam-3 well, 16 kilometers (10 miles) from the port city of Ashdod. Signs of high quality oil were found after drilling reached the target level of around 5,700 meters and after logging tests and that the net thickness of the target strata is 68 meters. Shemen will undertake production testing at the well.

The Shemen License is directly south of and contiguous to Adira’s Gabriella and Yitzchak Licenses. The

Company has relied on the public disclosure of Shemen Oil and Gas Resources Ltd. and has not independently verified the results disclosed in the abovementioned announcement.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak License.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Gadi Levin
Exec. Vice President	Chief Financial Officer
+1 416 250 1955	+972 3 373 0166
afriedman@adiraenergy.com	glevin@adiraenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.